EXHIBIT 99.1

AGRIUM INC.

SECOND QUARTER 2016

NEWS RELEASE

NEWS RELEASE

Agrium Reports Solid Second Quarter Earnings

August 3, 2016 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2016 second quarter earnings, with net earnings attributable to equity holders of Agrium of $564-million ($4.08 diluted earnings per share) compared to $674-million ($4.71 diluted earnings per share) in the second quarter of 2015. The reduction in net earnings this quarter was driven primarily by continued weakness in global nutrient prices. This was partially offset by solid demand for crop inputs, lower costs and strong margins within our ag-retail distribution business.

Highlights:

•	Second quarter adjusted net earnings were $578-million or $4.18 per share (see page 2 for adjusted net earnings reconciliation)[1].

•	Retail earnings results were the second highest in history and in line with our guidance, due to strong margins which were supported by our proprietary product lines, lower costs and an increase in normalized comparable store sales.

•	Wholesale delivered solid operational results due to industry-leading nitrogen margins, higher overall production and sales volumes and lower costs.

•	Agrium has acquired 33 retail locations with expected annual sales in excess of $230-million on a year-to-date basis. In addition to these completed transactions, Agrium is currently working on the completion of the Cargill and another retail acquisition which together would add over 30 locations and represent over $300-million of expected annual sales. As a result, Agrium will easily surpass the pace of retail acquisitions over the past couple of years.

•	Agrium has invested $15-million into Finistere Ventures Fund II, a leading AgTech venture fund focused on identifying and investing in early-to-growth stage companies within plant nutrition, biologicals, seed technology, digital agriculture and novel farm systems.

•	Annual guidance range has been revised to $5.00 to $5.30 diluted earnings per share due to the weak outlook for nutrient prices (see page 3 for guidance assumptions and further details).

“Agrium reported solid second quarter results driven by lower costs and strong margins across most of our business portfolio, supported by a stable cash flow from our retail operations. Our steadfast focus on operational excellence continues to deliver results and we believe our strategy and assets will create long-term shareholder value,” commented Chuck Magro, Agrium’s President and CEO.

“We also made excellent progress on our growth and innovation strategy this quarter. We surpassed the number of retail locations acquired annually over the past couple of years and have a full pipeline of acquisitions and new build opportunities remaining in 2016,” added Mr. Magro. “Our recent investment in Finistere supports our agricultural innovation and technology strategy which will be instrumental in meeting the challenge of feeding a growing global population, providing our customers with new products and solutions, and generating future earnings growth for shareholders,” concluded Mr. Magro.

[1]	Effective tax rate of 27.5 percent for the second quarter and first half of 2016 used for the adjusted net earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended June 30, 2016			Six months ended June 30, 2016
		Net earnings impact		Net earnings impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)	Expense	(post-tax)	Per share (a)
		565	4.08		568	4.09

Adjustments:
Share-based payments	13	9	0.07	17	12	0.09
Foreign exchange loss net of non-qualifying derivatives	6	4	0.03	8	6	0.04

Adjusted net earnings (b)		578	4.18		586	4.22

(a)	This represents diluted per share information attributable to equity holders of Agrium.
(b)	Effective tax rate of 27.5 percent for the second quarter and first half of 2016 was used for the adjusted net earnings and per share calculations.

MARKET OUTLOOK

Agricultural and Crop Input Fundamentals

•	Agricultural prices were volatile over the past quarter. Crop prices increased through mid-June, driven by declining South American corn and soybean production estimates, but crop prices declined again in July due to higher than expected planted acreage and very favorable growing conditions across North America. There is potential for production of U.S. corn and soybeans to set record highs, barring a significant deterioration in growing conditions in August and September.

•	While this has pressured crop prices, grower sentiment has been supported by the potential for strong crop yields and we expect robust fungicide and nutritional demand in order to preserve yield potential.

•	Wet conditions across most North American growing regions have created an ideal environment for disease development and delayed herbicide applications. This factor and the desire by growers to protect strong yield potential are expected to support strong fungicide and herbicide demand this summer.

•	Strong crop development this year is likely to result in high levels of nutrient removal from soils and is expected to support fall application demand.

Nitrogen

•	Nitrogen prices have been pressured due to slow demand from India and seasonal pricing pressure. Indian urea imports in 2016 have been 19 percent below last year’s levels; however, the import pace is expected to improve in the second half of the year.

•	Chinese urea exports were down 25 percent in the first half of 2016, as Chinese export prices have been uncompetitive with most international markets and domestic production has been declining continuously since March 2016.

•	U.S. offshore urea imports over the past three months are down approximately 30 percent compared to a year ago as North American prices have been below import parity levels.

•	Nitrogen buyers have managed inventories carefully entering a period when there is the potential for new capacity to come on-stream. We expect this will lead to pent-up demand becoming apparent closer to the North American seasonal application period.

Potash

•	End users have managed inventories carefully over the past year, which has pressured potash producer shipments but depleted inventory levels among end users globally.

•	Deliveries in the second half of 2016 are expected to be supported by a number of positive factors, including the normal seasonal upturn in demand and the recent supply agreements with China and India which have provided increased certainty to the market. In Brazil, firm domestic crop prices have supported stronger than expected demand so far in 2016 and North American retail inventories are believed to be below average levels.

•	We do not expect any additional capacity to come on-stream in the second half of 2016. Global effective potash capacity is now more than 2 percent below where it was in 2014, largely due to the recent capacity closures.

Phosphate

•	Indian diammonium phosphate (DAP) imports are down close to 40 percent in the first half of 2016, due partly to high domestic inventories at the beginning of the year. The weak Indian demand has been a source of pressure on the market; however, the demand outlook for the remainder of 2016 is more positive as the monsoon season progresses and reductions in the maximum retail price are expected to be positive for grower demand.

•	Another source of pressure has been Brazilian phosphate imports, which have not improved from depressed 2015 levels. The demand outlook for the second half is positive given the firm crop price environment in Brazil and the fact that import demand for other nutrients has increased year-over-year.

•	Chinese exports of DAP and monoammonium phosphate (MAP) were down 31 percent in the first half of 2016. We expect that the pace of Chinese phosphate exports will increase in the second half of 2016, but continue to be below 2015 levels.

•	In the first half of 2016, the U.S. phosphate market was pressured by exports being down 15 percent and imports into the U.S. up more than 40 percent year-over-year. This was partly offset by production being lower and domestic shipments being higher than the first six months of last year. Similar to other products, we expect a return to a more normal fall application window to support strong second half U.S. phosphate shipments.

2016 ANNUAL GUIDANCE

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $5.00 to $5.30 in 2016 compared to our previous estimate of $5.25 to $6.25. We have lowered our annual guidance range due to an expected weak pricing environment for all nutrients, partially offset by expected continued strong performance by our Retail business and lower year-over-year costs. The second half 2016 diluted earnings per share range based on the annual guidance range is weighted over 80 percent to the fourth quarter.

Our estimates of nitrogen and potash production remain between 3.5 million to 3.7 million and 2.3 million to 2.4 million tonnes, respectively.

We are anticipating strong demand for Retail crop nutrient sales tonnes this fall and have narrowed our expectation for Retail EBITDA2 between $1.1-billion to $1.15-billion, and Retail nutrient sales tonnes between 9.8 million to 10.2 million tonnes.

[2]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

Our estimates for the Canada/U.S. foreign exchange rate and NYMEX for 2016 have been updated based on current market conditions.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2016 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$5.00	$5.30
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.5	3.7
Potash (millions)	2.3	2.4
Retail:
EBITDA (millions of U.S. dollars)	$1,100	$1,150
Crop nutrient sales tonnes (millions)	9.8	10.2
Other:
Tax rate	28%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$500	$550
Total capital expenditures (millions of U.S. dollars)	$800	$900
Canada/U.S. foreign exchange rate	$1.30	$1.34
NYMEX gas price ($/MMBtu)	$2.65	$2.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2016 (three months ended June 30, 2016) and for the six months ended June 30, 2016 are against results for the second quarter of 2015 (three months ended June 30, 2015) and six months ended June 30, 2015. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measure cash operating coverage ratio used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider this non-IFRS financial measure to provide useful information to both management and investors in measuring our financial performance. This non-IFRS financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of August 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months and six months ended June 30, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change	2016	2015	Change	% Change
Sales	6,415	6,992	(577)	(8)	9,140	9,864	(724)	(7)
Gross profit	1,525	1,708	(183)	(11)	2,079	2,292	(213)	(9)
Expenses	677	682	(5)	(1)	1,156	1,191	(35)	(3)
Earnings before finance costs and income taxes	848	1,026	(178)	(17)	923	1,101	(178)	(16)
Net earnings	565	675	(110)	(16)	568	689	(121)	(18)
Diluted earnings per share	4.08	4.71	(0.63)	(13)	4.09	4.78	(0.69)	(14)
Effective tax rate (%)	27.5	30	(2.5)	N/A	27.5	29	(1.5)	N/A

Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Sales
Retail	5,791	6,160	(369)	8,081	8,423	(342)
Wholesale	882	1,174	(292)	1,531	2,041	(510)
Other	(258)	(342)	84	(472)	(600)	128

	6,415	6,992	(577)	9,140	9,864	(724)

Gross profit
Retail	1,279	1,264	15	1,681	1,635	46
Wholesale	201	409	(208)	354	643	(289)
Other	45	35	10	44	14	30

	1,525	1,708	(183)	2,079	2,292	(213)

•	Retail’s sales decreased primarily as a result of lower crop nutrient prices. Retail’s gross profit increased for both the second quarter and first half of 2016 despite lower sales due to an increase in higher-margin proprietary product sales.

•	Wholesale’s sales and gross profit decreased compared to the second quarter and first half of last year primarily due to lower realized selling prices, which were consistent with weak benchmark prices.

Expenses

•	General and administrative expenses decreased by $4-million (6 percent) and $16-million (12 percent) for the second quarter and first half of 2016, respectively, compared to the same periods last year as a result of reduced payroll and office expenses.

•	Our share-based payments expense increased by $7-million and decreased by $34-million in the second quarter and first half of 2016, respectively, compared to the same periods last year due to the movements in our share price.

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

•	Earnings from associates and joint ventures increased in the second quarter and first half of 2016 as we recorded our share of Profertil S.A. (“Profertil”)’s reversal of a gas tariff provision. We also recorded a $6-million loss related to our share of the losses in Canpotex Limited (“Canpotex”) as it cancelled its plan to build an export terminal in British Columbia. Additionally, we terminated a distribution agreement with one of our U.S. distributors and incurred costs of $8-million in the second quarter of 2016.

•	For further breakdown on Other expenses see table provided below:

Other expenses breakdown

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Loss on foreign exchange and related derivatives	6	1	5	8	—	8
Interest income	(16)	(16)	—	(29)	(33)	4
Gain on sale of assets	—	—	—	—	(38)	38
Environmental remediation and asset retirement obligations	3	—	3	5	9	(4)
Bad debt expense	21	25	(4)	29	32	(3)
Potash profit and capital tax	5	5	—	8	10	(2)
Other	32	11	21	41	13	28

	51	26	25	62	(7)	69

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended June 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	67	—	68	2	64	—	66

Wholesale
Nitrogen	23	—	—	23	20	—	—	20
Potash	31	—	—	31	13	—	—	13
Phosphate	13	—	—	13	11	—	—	11
Wholesale Other (a)	6	—	1	7	3	—	2	5

	73	—	1	74	47	—	2	49
Other	—	—	3	3	—	—	4	4

Total	74	67	4	145	49	64	6	119

	Six months ended June 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	3	130	2	135	3	118	2	123

Wholesale
Nitrogen	36	—	—	36	38	—	—	38
Potash	51	—	—	51	27	—	—	27
Phosphate	23	—	—	23	24	—	—	24
Wholesale Other (a)	7	—	1	8	8	—	2	10

	117	—	1	118	97	—	2	99
Other	—	—	6	6	—	—	8	8

Total	120	130	9	259	100	118	12	230

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in second quarter and first half of 2016 as we increased our sales volumes from the ramp-up of production at our Vanscoy potash facility.

Effective Tax Rate

•	The effective tax rate of 27.5 percent for both the second quarter and first half of 2016 was lower compared to the effective tax rates of 30 percent and 29 percent for the second quarter and first half of 2015, respectively, due to a decrease of income earned in high-taxed jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	5,791	6,160	(369)
Cost of product sold	4,512	4,896	(384)
Gross profit	1,279	1,264	15
EBITDA	744	713	31
Selling and general and administrative expenses	598	612	(14)

•	Retail reported near-record second quarter and first half gross profit and EBITDA, despite total sales being lower year-over-year as a result of depressed nutrient prices. The increase in gross profit was due to strong margins across most product lines and a reduction in selling, general and administration costs contributed to this quarter’s results.

•	Total Retail selling and general and administrative expenses were down $14-million from the second quarter of last year. Our continued focus on operational excellence resulted in our cash operating coverage ratio being down 4 percentage points on a rolling four quarter basis over the same period last year and strong results for the current quarter.

•	U.S. operations experienced solid demand this quarter for all major crop inputs and benefited from higher sales of proprietary products. This resulted in a $35-million increase in our U.S. EBITDA. Our Canadian operations achieved a slightly higher EBITDA over the second quarter of last year, as lower general and administrative expenses more than offset a slight reduction in gross profit.

•	Internationally, South American EBITDA increased by $7-million due to strong crop protection gross profit and lower general and administrative expenses, while Australian EBITDA was down $9-million compared to the prior year, primarily due to lower fertilizer volumes in the region.

Retail sales and gross profit by product line

	Three months ended June 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	2,190	2,608	(418)	433	454	(21)	20	17
Crop protection products	2,250	2,169	81	471	457	14	21	21
Seed	926	982	(56)	181	164	17	20	17
Merchandise	162	174	(12)	28	27	1	17	16
Services and other	263	227	36	166	162	4	63	71

Crop nutrients

•	Total crop nutrient sales were 16 percent lower this quarter compared to the same period last year due primarily to significantly lower prices across all nutrients.

•	Total crop nutrient volumes were slightly lower this quarter, compared to the same period last year, primarily as a result of the early spring in the U.S., which resulted in strong volumes in the first quarter. Year to date, nutrient sales volumes are 3 percent higher in the U.S. compared to the prior year. In Canada, second quarter nutrient sales volumes were up 5 percent compared to the same period last year. However, they were down 3 percent when compared to the first six months of the year, after a slow first quarter and a large increase in pulse crop acreage this year which requires less nitrogen fertilizer. In South America, nutrient volumes were up 26 percent during the quarter and 19 percent for the first six months of the year due to an improved political environment in Argentina which is supportive of the agricultural industry.

•	Total crop nutrient gross profit was lower by 5 percent this quarter due to a slight reduction in per tonne nutrient margins this year and to an early start to the spring season which shifted volumes into the first quarter. North American nutrient margin per tonne was similar to last year, despite average nutrient selling prices being 16 percent lower this year. As a result, gross profit as a percentage of sales rose to 20 percent this quarter, compared to 17 percent in the second quarter of 2015.

Crop protection products

•	Total crop protection sales were up 4 percent this quarter, and were higher in all regions as weather conditions supported crop protection applications.

•	Crop protection margins as a percentage of sales this quarter were similar to last year’s levels, supported by a higher proportion of proprietary product sales this quarter.

•	Proprietary crop protection sales as a percentage of total crop protection sales this quarter increased 2 percent over the prior year.

Seed

•	Seed sales were down 6 percent this quarter compared to the same period last year, as significant seed volumes were drawn into the first quarter due to the early start to spring seeding.

•	Total seed margins as a percentage of sales this quarter increased 3 percentage points compared to the same period last year. The significant increase in margins was due to strong volumes and margins for our proprietary seed products and increased sales of treated seed. The acreage shift to corn and cotton in 2016 also resulted in higher volumes of these seeds this year, which have higher margins than other crops.

Merchandise

•	Merchandise sales decreased 7 percent compared to the same period last year primarily due to lower fuel volumes and pricing in Canada.

•	Gross profit as a percentage of sales increased 1 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business.

Services and other

•	Sales for services and other was up 16 percent this quarter, primarily due to higher livestock marketing sales in Australia as a result of higher cattle prices.

Wholesale

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	882	1,174	(292)
Sales volumes (tonnes 000’s)	2,736	2,644	92
Cost of product sold	681	765	(84)
Gross profit	201	409	(208)
EBITDA	254	429	(175)
Expenses	21	29	(8)

•	Total sales were lower than the same period last year due to lower global fertilizer prices across all nutrients. Lower prices were partially offset by higher sales volumes, primarily from increased potash availability resulting from the post expansion ramp-up of production at the Vanscoy facility.

•	Lower sales were further offset by a reduction in fixed costs this quarter compared to the same period last year as a result of our ongoing cost review process.

Wholesale NPK product information

	Three months ended June 30,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	148	270	(122)	16	68	(52)	5	29	(24)
Sales volumes (tonnes 000’s)	1,168	1,223	(55)	697	509	188	305	290	15
Selling price ($/tonne)	337	451	(114)	194	327	(133)	526	665	(139)
Cost of product sold ($/tonne)	210	231	(21)	172	193	(21)	508	563	(55)
Gross margin ($/tonne)	127	220	(93)	22	134	(112)	18	102	(84)

Nitrogen

•	Nitrogen gross profit was down 45 percent compared to the same period last year primarily due to significantly lower global benchmark nitrogen prices, partially offset by lower cost of production.

•	Sales volumes were slightly lower than the same period last year due primarily to an extended planned outage at the Borger facility, and a strong pull of ammonia volumes in the first quarter of 2016. UAN sales volumes were also lower due to the divestiture of the West Sacramento upgrade facility at the end of 2015.

•	Realized selling prices per tonne were down 25 percent compared to the same period last year due to lower international and domestic nitrogen prices.

•	Cost of product sold per tonne was 9 percent lower than the same period last year due to lower natural gas prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended June 30,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	1.28	2.34
Realized derivative impact	0.48	0.05
Overall gas cost	1.76	2.39
Average NYMEX	1.95	2.67
Average AECO	0.97	2.16

Potash

•	Potash gross profit declined 76 percent compared to the same period last year due to downward pressure on potash benchmark prices.

•	Lower selling prices were partly offset by higher sales volumes this year. Sales volumes were 37 percent higher than the same period last year, as second quarter volumes last year were impacted by the ramp-up of our Vanscoy potash facility expansion. International sales volumes were 47 percent higher than the second quarter of last year, due to Agrium’s higher Canpotex allocation in 2016 and higher product availability.

•	Realized selling prices have contracted sharply over the past year, with international selling prices down 37 percent period-over-period and an even larger decline of 41 percent in North American markets.

•	Cost of product sold per tonne was 11 percent lower than the same period last year. The lower costs are predominately due to the higher production volumes associated with the ramp-up of our Vanscoy facility expansion and a weaker Canadian dollar.

Phosphate

•	Phosphate gross profit was 83 percent lower than the same period last year due predominately to lower realized selling prices. Higher sales volumes and lower cost of product sold per tonne partially offset the impact from the significant decline in prices.

•	Sales volumes were up 5 percent compared to the second quarter of 2015, as phosphate sales were slightly delayed this year.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended June 30,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	20	21	(1)
ESN	12	14	(2)
Product purchased for resale	(1)	1	(2)
Other	1	6	(5)

	32	42	(10)

•	Gross profit from Wholesale Other was 24 percent lower than the same period last year due predominately to lower realized selling prices for all Other products, partially offset by higher ammonium sulfate and ESN sales volumes.

Expenses

•	Wholesale expenses decreased by $8-million in the current quarter. This was primarily due to a reversal of a gas tariff provision in Profertil, resulting in a $21-million increase to our earnings from associates and joint ventures. This was partially offset by a $6-million loss related to our share in Canpotex’s losses from the cancellation of its export terminal in British Columbia.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2016 had a net expense of $5-million, compared to net earnings of $3-million for the second quarter of 2015. The variance was primarily due to a higher share-based payments expense of $7-million as a result of the movement in our share price.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the six months ended June 30, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	June 30, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	307	515	(208)	(40%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,638	2,053	1,585	77%	Sales during the spring season resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	95	4	91	2,275%	First half tax installments paid exceeded the first half tax provision in Canada.

Inventories	2,605	3,314	(709)	(21%)	Inventory drawdown due to increased seasonal sales activity.

Prepaid expenses and deposits	131	688	(557)	(81%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.

Other current assets	124	144	(20)	(14%)	—

(millions of U.S. dollars, except where noted)	June 30, 2016	December 31, 2015	$ Change	% Change		Explanation of the change in balance

Current liabilities
Short-term debt	1,069	835	234	28%		Increased financing for working capital requirements.

Accounts payable	3,830	3,919	(89)	(2%	)	—

Income taxes payable	128	82	46	56%		First half tax provision exceeds the first half tax installments paid in the U.S.

Current portion of long-term debt	107	8	99	1,238%		Increase relates to $100-million 7.7 percent debentures due in 2017.

Current portion of other provisions	74	85	(11)	(13%	)	—

Working capital	1,692	1,789	(97)	(5%	)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of June 30, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	438	796	(358)
Cash used in investing activities	(574)	(914)	340
Cash used in financing activities	(25)	(89)	64
Effect of exchange rate changes on cash and cash equivalents	(47)	6	(53)

Decrease in cash and cash equivalents	(208)	(201)	(7)

Cash provided by operating activities

•        $176-million decrease in cash resulting from greater taxes paid in the first six months of 2016 compared to 2015.

•        $50-million decrease in cash due to higher interest payments made in the first half of 2016 resulting from the timing of interest paid on debt.

Cash used in investing activities	• Lower capital expenditures compared to the first half of 2015 due to decreased spending on our Vanscoy potash facility and Borger expansion projects.

Cash used in financing activities	• Lower cash used in financing as $100-million share repurchases were made in the first half of 2015.

Capital Spending and Expenditures (a)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	28	38	75	92
Investing	10	8	19	17

	38	46	94	109
Acquisitions(b)	81	24	175	84

	119	70	269	193

Wholesale
Sustaining	102	87	151	127
Investing	87	206	155	501

	189	293	306	628

Other
Sustaining	1	1	2	2
Investing	2	1	2	1

	3	2	4	3

Total
Sustaining	131	126	228	221
Investing	99	215	176	519

	230	341	404	740
Acquisitions(b)	81	24	175	84

	311	365	579	824

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the second quarter and first half of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in the second quarter and first half of 2015 combined with decreased spending for the Borger project.

•	Subsequent to June 30, 2016, we entered into a binding purchase agreement with Cargill AgHorizons (U.S.) to acquire 18 ag-retail locations located across the northern U.S. Corn Belt region. The acquisition is expected to close by the end of the third quarter of 2016 subject to customary closing conditions and regulatory clearances.

•	We expect Agrium’s capital expenditures for the remainder of 2016 to approximate $220-million to $325-million. We also expect to require approximately $175-million to complete our previously announced acquisitions. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1-billion at June 30, 2016 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $234-million during the first half of 2016, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.8-billion at June 30, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at June 30, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

SHARE REPURCHASES

We are allowed to purchase for cancellation, on the Toronto Stock Exchange (TSX) or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

There were no shares repurchased under the NCIB for the first half of 2016 or the period from July 1, 2016 to August 3, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 common shares outstanding at July 29, 2016. At that date, the number of common shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each stock option granted can be exercised for one common share) was 937,528.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2016	2015	2015	2015	2015	2014	2014
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	6,415	2,725	2,407	2,524	6,992	2,872	2,705	2,920
Gross profit	1,525	554	900	696	1,708	584	732	665
Net earnings from continuing operations	565	3	200	99	675	14	70	91
Net loss from discontinued operations	—	—	—	—	—	—	(19)	(41)
Net earnings	565	3	200	99	675	14	51	50
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	4.08	0.02	1.45	0.72	4.71	0.08	0.46	0.63
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	—	(0.13)	(0.28)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	4.08	0.02	1.45	0.72	4.71	0.08	0.33	0.35
Dividends declared	122	121	121	120	125	112	112	107
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.780	0.780	0.750

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measure, its definition and why management uses the measure.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.

Retail cash operating coverage ratio

	Rolling four quarters ended June 30,
(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,774	2,791
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,780	2,797
EBITDA	1,116	1,016

Operating expenses excluding depreciation and amortization	1,664	1,781

Cash operating coverage ratio (%)	60	64

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and six months ended June 30, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 - 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 - 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remaining two quarters of 2016; expectations regarding performance of our business segments in 2016; expectations regarding completion of previously announced acquisitions; and our market outlook for the remainder of 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fibre. Agrium retail-distribution has an unmatched network of over 1,400 facilities and over 3,800 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2016 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 4th, 2016 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015	2016	2015
Sales		6,415	6,992	9,140	9,864
Cost of product sold		4,890	5,284	7,061	7,572

Gross profit		1,525	1,708	2,079	2,292
Expenses
Selling		574	585	988	1,015
General and administrative		62	66	117	133
Share-based payments		13	6	17	51
Earnings from associates and joint ventures		(23)	(1)	(28)	(1)
Other expenses (income)	4	51	26	62	(7)

Earnings before finance costs and income taxes		848	1,026	923	1,101
Finance costs related to long-term debt		50	50	102	87
Other finance costs		20	18	38	37

Earnings before income taxes		778	958	783	977
Income taxes		213	283	215	288

Net earnings		565	675	568	689

Attributable to
Equity holders of Agrium		564	674	566	686
Non-controlling interest		1	1	2	3

Net earnings		565	675	568	689

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		4.08	4.71	4.09	4.78
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	143	138	143

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 3, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
(millions of U.S. dollars)	Notes	2016	2015	2016	2015
Net earnings		565	675	568	689
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		17	(4)	(6)	(20)
Deferred income taxes		(4)	1	3	5
Share of comprehensive (loss) income of associates and joint ventures		(1)	—	1	(5)
Foreign currency translation
(Losses) gains		(26)	57	153	(238)
Reclassifications to earnings		—	1	—	1

		(14)	55	151	(257)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(24)	—	(24)	—
Deferred income taxes		7	1	7	1

		(17)	1	(17)	1

Other comprehensive (loss) income		(31)	56	134	(256)

Comprehensive income		534	731	702	433

Attributable to
Equity holders of Agrium		533	730	700	431
Non-controlling interest		1	1	2	2

Comprehensive income		534	731	702	433

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		June 30,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		307	647	515
Accounts receivable		3,638	3,556	2,053
Income taxes receivable		95	3	4
Inventories		2,605	2,868	3,314
Prepaid expenses and deposits		131	119	688
Other current assets		124	138	144

		6,900	7,331	6,718
Property, plant and equipment		6,832	6,506	6,333
Intangibles		635	669	632
Goodwill		2,023	2,004	1,980
Investments in associates and joint ventures		665	603	607
Other assets		52	68	54
Deferred income tax assets		44	65	53

		17,151	17,246	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,069	681	835
Accounts payable		3,830	4,038	3,919
Income taxes payable		128	110	82
Current portion of long-term debt		107	1	8
Current portion of other provisions		74	88	85

		5,208	4,918	4,929
Long-term debt		4,412	4,533	4,513
Post-employment benefits		162	146	124
Other provisions		338	329	336
Other liabilities		54	81	85
Deferred income tax liabilities		491	446	383

		10,665	10,453	10,370

Shareholders’ equity
Share capital		1,762	1,812	1,757
Retained earnings		5,839	5,864	5,533
Accumulated other comprehensive loss		(1,119)	(891)	(1,287)

Equity holders of Agrium		6,482	6,785	6,003
Non-controlling interest		4	8	4

Total equity		6,486	6,793	6,007

		17,151	17,246	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Operating
Net earnings	565	675	568	689
Adjustments for
Depreciation and amortization	145	119	259	230
Earnings from associates and joint ventures	(23)	(1)	(28)	(1)
Share-based payments	13	6	17	51
Unrealized (gain) loss on derivative financial instruments	(61)	(13)	22	13
Unrealized foreign exchange loss (gain)	83	(51)	(41)	(10)
Interest income	(16)	(16)	(29)	(33)
Finance costs	70	68	140	124
Income taxes	213	283	215	288
Other	(7)	6	(1)	(19)
Interest received	15	16	29	33
Interest paid	(51)	(48)	(140)	(90)
Income taxes (paid) received	(24)	(7)	(165)	11
Dividends from associates and joint ventures	1	1	2	2
Net changes in non-cash working capital	(828)	(947)	(410)	(492)

Cash provided by operating activities	95	91	438	796

Investing
Business acquisitions, net of cash acquired	(81)	(24)	(175)	(84)
Capital expenditures	(230)	(341)	(404)	(740)
Capitalized borrowing costs	(7)	(8)	(12)	(23)
Purchase of investments	(18)	(43)	(41)	(85)
Proceeds from sale of investments	46	27	64	45
Proceeds from sale of property, plant and equipment	6	4	10	54
Other	(5)	6	(8)	11
Net changes in non-cash working capital	(8)	(74)	(8)	(92)

Cash used in investing activities	(297)	(453)	(574)	(914)

Financing
Short-term debt	426	422	222	(738)
Long-term debt issued	—	—	—	1,000
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(4)	(2)	(6)	(15)
Dividends paid	(122)	(114)	(241)	(223)
Shares issued	—	—	—	1
Shares repurchased	—	(100)	—	(100)

Cash provided by (used in) financing activities	300	206	(25)	(89)

Effect of exchange rate changes on cash and cash equivalents	(67)	23	(47)	6

Increase (decrease) in cash and cash equivalents	31	(133)	(208)	(201)
Cash and cash equivalents – beginning of period	276	780	515	848

Cash and cash equivalents – end of period	307	647	307	647

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	686	—	—	—	—	686	3	689
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	1	—	1
Other	—	—	—	(15)	(5)	(236)	(256)	(256)	(1)	(257)

Comprehensive income (loss), net of tax	—	—	687	(15)	(5)	(236)	(256)	431	2	433
Dividends ($1.655 per share)	—	—	(237)	—	—	—	—	(237)	—	(237)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(1)	(1)
Shares repurchased	(1)	(12)	(88)	—	—	—	—	(100)	—	(100)
Share-based payment transactions	—	3	—	—	—	—	—	3	—	3
Reclassification of cash flow hedges, net of tax	—	—	—	8	—	—	8	8	—	8

June 30, 2015	143	1,812	5,864	(34)	(16)	(841)	(891)	6,785	8	6,793

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	566	—	—	—	—	566	2	568
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(17)	—	—	—	—	(17)	—	(17)
Other	—	—	—	(3)	1	153	151	151	—	151

Comprehensive income (loss), net of tax	—	—	549	(3)	1	153	151	700	2	702
Dividends ($1.75 per share)	—	—	(243)	—	—	—	—	(243)	—	(243)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	17	—	—	17	17	—	17

June 30, 2016	138	1,762	5,839	(42)	(16)	(1,061)	(1,119)	6,482	4	6,486

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	5,780	635	—	6,415	6,144	848	—	6,992
- inter-segment	11	247	(258)	—	16	326	(342)	—

Total sales	5,791	882	(258)	6,415	6,160	1,174	(342)	6,992
Cost of product sold	4,512	681	(303)	4,890	4,896	765	(377)	5,284

Gross profit	1,279	201	45	1,525	1,264	409	35	1,708

Gross profit (%)	22	23		24	21	35		24

Expenses
Selling	570	8	(4)	574	580	9	(4)	585
General and administrative	28	8	26	62	32	6	28	66
Share-based payments	—	—	13	13	—	—	6	6
(Earnings) loss from associates and joint ventures	(3)	(21)	1	(23)	(3)	—	2	(1)
Other expenses	8	26	17	51	8	14	4	26

Earnings (loss) before finance costs and income taxes	676	180	(8)	848	647	380	(1)	1,026
Finance costs	—	—	70	70	—	—	68	68

Earnings (loss) before income taxes	676	180	(78)	778	647	380	(69)	958
Depreciation and amortization	68	74	3	145	66	49	4	119
Finance costs	—	—	70	70	—	—	68	68

EBITDA (b)	744	254	(5)	993	713	429	3	1,145

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	8,058	1,082	—	9,140	8,404	1,460	—	9,864
- inter-segment	23	449	(472)	—	19	581	(600)	—

Total sales	8,081	1,531	(472)	9,140	8,423	2,041	(600)	9,864
Cost of product sold	6,400	1,177	(516)	7,061	6,788	1,398	(614)	7,572

Gross profit	1,681	354	44	2,079	1,635	643	14	2,292

Gross profit (%)	21	23		23	19	32		23

Expenses
Selling	980	16	(8)	988	1,003	20	(8)	1,015
General and administrative	50	16	51	117	58	16	59	133
Share-based payments	—	—	17	17	—	—	51	51
(Earnings) loss from associates and joint ventures	(7)	(22)	1	(28)	(4)	3	—	(1)
Other expenses (income)	5	45	12	62	(4)	(8)	5	(7)

Earnings (loss) before finance costs and income taxes	653	299	(29)	923	582	612	(93)	1,101
Finance costs	—	—	140	140	—	—	124	124

Earnings (loss) before income taxes	653	299	(169)	783	582	612	(217)	977
Depreciation and amortization	135	118	6	259	123	99	8	230
Finance costs	—	—	140	140	—	—	124	124

EBITDA	788	417	(23)	1,182	705	711	(85)	1,331

(a)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	5,038	742	5,780	5,405	739	6,144
- inter-segment	11	—	11	16	—	16

Total sales	5,049	742	5,791	5,421	739	6,160
Cost of product sold	3,893	619	4,512	4,286	610	4,896

Gross profit	1,156	123	1,279	1,135	129	1,264
Expenses
Selling	484	86	570	489	91	580
General and administrative	20	8	28	23	9	32
Earnings from associates and joint ventures	(2)	(1)	(3)	(2)	(1)	(3)
Other expenses (income)	16	(8)	8	15	(7)	8

Earnings before income taxes	638	38	676	610	37	647
Depreciation and amortization	63	5	68	57	9	66

EBITDA	701	43	744	667	46	713

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $4-million and EBITDA of $4-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2016			2015
	North			North
	America	International	Retail (a)	America	International	Retail
Sales - external	6,835	1,223	8,058	7,178	1,226	8,404
- inter-segment	23	—	23	19	—	19

Total sales	6,858	1,223	8,081	7,197	1,226	8,423
Cost of product sold	5,399	1,001	6,400	5,789	999	6,788

Gross profit	1,459	222	1,681	1,408	227	1,635
Expenses
Selling	821	159	980	834	169	1,003
General and administrative	35	15	50	40	18	58
Earnings from associates and joint ventures	(6)	(1)	(7)	(3)	(1)	(4)
Other expenses (income)	22	(17)	5	12	(16)	(4)

Earnings before income taxes	587	66	653	525	57	582
Depreciation and amortization	124	11	135	109	14	123

EBITDA	711	77	788	634	71	705

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $4-million and EBITDA of $4-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	296	85	110	144	635	415	112	118	203	848
- inter-segment	98	50	50	49	247	138	54	74	60	326

Total sales	394	135	160	193	882	553	166	192	263	1,174
Cost of product sold	246	119	155	161	681	283	98	163	221	765

Gross profit	148	16	5	32	201	270	68	29	42	409
Expenses
Selling	3	2	1	2	8	4	2	1	2	9
General and administrative	3	1	1	3	8	2	1	1	2	6
Earnings from associates and joint ventures	—	—	—	(21)	(21)	—	—	—	—	—
Other expenses (income)	16	14	(1)	(3)	26	8	6	1	(1)	14

Earnings (loss) before income taxes	126	(1)	4	51	180	256	59	26	39	380
Depreciation and amortization	23	31	13	7	74	20	13	11	5	49

EBITDA	149	30	17	58	254	276	72	37	44	429

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	469	133	190	290	1,082	633	137	228	462	1,460
- inter-segment	175	93	100	81	449	235	96	145	105	581

Total sales	644	226	290	371	1,531	868	233	373	567	2,041
Cost of product sold	401	196	265	315	1,177	455	158	299	486	1,398

Gross profit	243	30	25	56	354	413	75	74	81	643
Expenses
Selling	7	4	2	3	16	8	3	2	7	20
General and administrative	7	3	2	4	16	5	3	3	5	16
(Earnings) loss from associates and joint ventures	—	—	—	(22)	(22)	—	—	—	3	3
Other expenses (income)	22	20	3	—	45	6	11	13	(38)	(8)

Earnings before income taxes	207	3	18	71	299	394	58	56	104	612
Depreciation and amortization	36	51	23	8	118	38	27	24	10	99

EBITDA	243	54	41	79	417	432	85	80	114	711

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2016			2015			2016			2015
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	2,190	1,757	433	2,608	2,154	454	3,029	2,462	567	3,519	2,939	580
Crop protection products	2,250	1,779	471	2,169	1,712	457	3,081	2,489	592	2,962	2,397	565
Seed	926	745	181	982	818	164	1,302	1,070	232	1,290	1,086	204
Merchandise	162	134	28	174	147	27	279	232	47	316	269	47
Services and other (a)	263	97	166	227	65	162	390	147	243	336	97	239

	5,791	4,512	1,279	6,160	4,896	1,264	8,081	6,400	1,681	8,423	6,788	1,635

Wholesale
Nitrogen	394	246	148	553	283	270	644	401	243	868	455	413
Potash	135	119	16	166	98	68	226	196	30	233	158	75
Phosphate	160	155	5	192	163	29	290	265	25	373	299	74
Product purchased for resale	52	53	(1)	104	103	1	149	145	4	296	288	8
Ammonium sulfate, ESN and other	141	108	33	159	118	41	222	170	52	271	198	73

	882	681	201	1,174	765	409	1,531	1,177	354	2,041	1,398	643

Other inter-segment eliminations	(258)	(303)	45	(342)	(377)	35	(472)	(516)	44	(600)	(614)	14

Total	6,415	4,890	1,525	6,992	5,284	1,708	9,140	7,061	2,079	9,864	7,572	2,292

Wholesale share of joint ventures
Nitrogen	40	37	3	45	39	6	65	58	7	66	61	5
Product purchased for resale	—	—	—	12	12	—	—	—	—	38	37	1

	40	37	3	57	51	6	65	58	7	104	98	6

Total Wholesale including proportionate share in joint ventures	922	718	204	1,231	816	415	1,596	1,235	361	2,145	1,496	649

(a)	Includes financial services products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	4,133	462	361	101	4,144	550	446	104
International	715	390	366	24	722	454	421	33

Total crop nutrients	4,848	452	363	89	4,866	536	443	93

Wholesale
Nitrogen
North America
Ammonia	394	443			441	584
Urea	503	303			471	419
Other	271	249			311	313

Total nitrogen	1,168	337	210	127	1,223	451	231	220

Potash
North America	440	219			334	371
International	257	152			175	243

Total potash	697	194	172	22	509	327	193	134

Phosphate	305	526	508	18	290	665	563	102
Product purchased for resale	192	272	277	(5)	282	369	367	2
Ammonium sulfate	114	296	120	176	96	386	164	222
ESN and other	260				244

Total Wholesale	2,736	322	248	74	2,644	444	289	155

Wholesale share of joint ventures
Nitrogen	133	305	285	20	114	395	338	57
Product purchased for resale	—	—	—	—	32	351	341	10

	133	305	285	20	146	386	339	47

Total Wholesale including proportionate share in joint ventures	2,869	322	251	71	2,790	441	292	149

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	5,653	459	364	95	5,579	540	442	98
International	1,155	376	351	25	1,174	431	400	31

Total crop nutrients	6,808	445	362	83	6,753	521	435	86

Wholesale
Nitrogen
North America
Ammonia	624	427			616	569
Urea	822	316			819	420
Other	463	256			549	316

Total nitrogen	1,909	338	210	128	1,984	437	229	208

Potash
North America	703	217			483	378
International	450	163			211	240

Total potash	1,153	196	170	26	694	336	228	108

Phosphate	525	553	505	48	572	652	522	130
Product purchased for resale	489	304	297	7	830	356	347	9
Ammonium sulfate	171	294	118	176	178	362	150	212
ESN and other	415				420

Total Wholesale	4,662	328	252	76	4,678	436	299	137

Wholesale share of joint ventures
Nitrogen	216	301	270	31	166	399	367	32
Product purchased for resale	—	—	—	—	117	321	309	12

	216	301	270	31	283	367	343	24

Total Wholesale including proportionate share in joint ventures	4,878	327	253	74	4,961	432	301	131

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,			December 31,
	2016			2015
		Average	Fair value		Average	Fair value
		contract	of assets		contract	of assets
	Notional	price (a)	(liabilities)	Notional	price (a)	(liabilities)
Designated as hedges
AECO swaps	61	2.97	(46)	74	2.78	(56)

			(46)			(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018
Designated as hedges	(11)	(17)	(18)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.23	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	87	2016	1.30	—	190	2016	1.38	(1)
CAD/USD	1,911	2016	1.29	12	1,805	2016	1.35	45
USD/AUD	75	2016	1.43	5	73	2016	1.42	2
AUD/USD	55	2016	1.41	(3)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	55	2016	1.30	2	—	—	—	—
USD/CAD – sell USD calls	96	2016	1.40	(1)	—	—	—	—
USD/AUD – buy USD puts	—	—	—	—	59	2016	1.38	(1)

				15				42

(a)	Foreign currency per U.S. dollar.

	June 30,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	307	307	—	515	515
Accounts receivable – derivatives	—	23	23	—	48	48
Other current financial assets – marketable securities	21	100	121	20	122	142
Accounts payable – derivatives	—	39	39	—	29	29
Other financial liabilities – derivatives	—	15	15	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	104	100	—	—	—
Floating rate debt	—	7	7	—	8	8
Long-term debt
Debentures	—	4,809	4,371	—	4,464	4,469
Fixed and floating rate debt	—	41	41	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2016 or June 30, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

Other expenses	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Loss on foreign exchange and related derivatives	6	1	8	—
Interest income	(16)	(16)	(29)	(33)
Gain on sale of assets	—	—	—	(38)
Environmental remediation and asset retirement obligations	3	—	5	9
Bad debt expense	21	25	29	32
Potash profit and capital tax	5	5	8	10
Other	32	11	41	13

	51	26	62	(7)

5.	Debt

			June 30,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.94	950	632
Credit facilities		4.82	119	203

			1,069	835

(a)	Weighted average rates at June 30, 2016.